EXHIBIT 99.1

PRESS RELEASE

CONTACTS:

Marissa Wolf

Tel: 212-850-5647

Marissa.wolf@fd.com

Advent Announces Signed Merger Agreement With Charlotte Russe

BOSTON, August 24, 2009 — Advent International Corporation, a leading global buyout firm, today announced that its newly-formed acquisition vehicle, Advent CR Holdings, Inc. (“Parent”) and its wholly-owned subsidiary, Advent CR, Inc. (“Purchaser”), have signed a definitive merger agreement with Charlotte Russe Holding, Inc. (“Charlotte Russe”) (NASDAQ: CHIC), a specialty retailer of fashion for young women. Under the terms of the merger agreement, Purchaser will commence a tender offer to purchase for cash all of the outstanding shares of Charlotte Russe common stock, and the associated preferred stock purchase rights, at a price of $17.50 per share. Following completion of the tender offer, Advent will complete a second-step merger in which any remaining shares of Charlotte Russe will be converted into the right to receive the same price per share paid in the tender offer. The transaction is subject to customary closing conditions, but is not subject to any financing condition.

The Board of Directors of Charlotte Russe has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, based upon, among other factors, the approval and recommendation of a Special Committee of the Board, and has resolved to recommend that Charlotte Russe stockholders tender their shares in connection with the tender offer contemplated by the merger agreement.

Founded in 1975 and headquartered in San Diego, CA, Charlotte Russe is a specialty retailer of fashionable, value-priced apparel and accessories targeting young women in their teens and twenties, through 501 stores in 45 states and Puerto Rico. In its fiscal year ending September 27, 2008, Charlotte Russe generated $823.3 million in gross annual revenue.

David Mussafer, a Managing Partner at Advent International Corporation, said, “We are excited to purchase Charlotte Russe and to work with former Old Navy president Jenny Ming, an Advent operating partner, to build on the foundation established by the management team.”

Advent International Corporation has been investing in the retail sector for two decades and has funded over 25 retail businesses across a range of subsectors, including specialty retail, value retail, duty-free and food services. Its apparel retail investments have included lululemon athletica (NASDAQ: LULU), the premier athletic and yoga apparel specialty retailer; Gérard Darel, a leading French designer and retailer of women's ready-to-wear clothing; Fat Face, the U.K.'s leading active lifestyle clothing retailer; Takko, a leading European fashion discounter; and New Look Group plc, the U.K. women’s value fashion retailer.

Cowen & Company, LLC is acting as financial advisor to Charlotte Russe and has delivered a fairness opinion to the Charlotte Russe Board and Special Committee. Peter J. Solomon Company, L.P. is acting as financial and strategic advisor to the Charlotte Russe Special Committee and has also delivered a fairness opinion to the Charlotte Russe Board and Special Committee. Cooley Godward Kronish LLP is legal counsel to Charlotte Russe, and Covington & Burling LLP is legal counsel to the Special Committee. Moelis & Company is the M&A advisor to Advent International Corporation, and Weil, Gotshal & Manges LLP is legal counsel to Advent International Corporation.

About Charlotte Russe

Charlotte Russe Holding, Inc. is a mall-based specialty retailer of fashionable, value-priced apparel and accessories targeting young women in their teens and twenties. As of June 27, 2009, Charlotte Russe operated 501 stores in 45 states and Puerto Rico. For more about Charlotte Russe, please visit http://www.charlotterusse.com.

About Advent International

Founded in 1984, Advent International is one of the world's leading global buyout firms, with offices in 15 countries on four continents. A driving force in international private equity for 25 years, Advent International has built an unparalleled global platform of over 140 investment professionals across Western and Central Europe, North America, Latin America and Asia. The firm focuses on international buyouts, strategic repositioning opportunities and growth buyouts in five core sectors, working actively with management teams to drive revenue growth and earnings improvements in portfolio companies. Since inception, Advent International has raised $24 billion in private equity capital and, through its buyout programs, has completed more than 250 transactions valued at approximately $45 billion in 35 countries. More information about Advent International is available at www.adventinternational.com.

Important Information about the Tender Offer

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this press release has not commenced. At the time the planned tender offer is commenced, Parent and the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Charlotte Russe will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Charlotte Russe's stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

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